UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: CC Real Estate Income Fund-T

3.	Securities and Exchange Commission File No.: 811-23133

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 590 Madison Avenue, 34th Floor New York, NY 10022

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Clifford R. Cone

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-3180

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

DST Systems, Inc. (transfer agent) (“DST”)

1055 Broadway, 7th Floor

Kansas City, MO 64105

(816) 435-1626

As the Registrant's transfer agent, DST is responsible for maintaining share transaction and other shareholder records.

MUFG Union Bank, N.A. (custodian) (“MUFG”)

350 California Street, Suite 2018

San Francisco, CA 94104

(415) 705-7215

As the Registrant’s custodian, MUFG is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Colony Capital Inc.

Attention: Frank V. Saracino

Chief Financial Officer - Retail Companies

590 Madison Avenue, 34th Floor

New York, NY 10022

(212) 547-2600

Colony Capital, Inc., the parent of the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

CNI RECF Advisors, LLC

c/o Colony Capital, Inc.

515 South Flower Street, 44th Floor

Los Angeles, CA 90071

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203

13.	If the fund is a unit investment trust ("UIT") provide:
Depositor's name(s) and address(es): Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: February 21, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Neither the terms of the Fund's Fourth Amended and Restated Declaration of Trust nor Delaware state law require a shareholder vote to approve the liquidation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions: August 6, 2020

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐	Yes	☒	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐	Yes	☒	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
The Fund does not have any shareholders as of the date of this form. The Fund has retained cash in an amount that is necessary to discharge any unpaid claims and obligations of the Fund.

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒	Yes	☐	No

If  Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash	$10,128
Receivable from Union Bank-reversal of payment	$3,475
TOTAL	$13,603

(b)

Why has the fund retained the remaining assets?

The Fund has retained cash in an amount that is necessary to discharge any unpaid claims and obligations of the Fund. In the event that there are any remaining assets following the payment of all outstanding claims and obligations, the remaining assets would be distributed to former shareholders pro rata; provided such aggregate amount exceeds the aggregate additional expenses that would be incurred by the Fund to make such distributions.

(c)	Will the remaining assets be invested in securities?

☐	Yes	☒	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes	☐	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Transfer Agent	$ 4,389
Tax	$ 8,874
Printing	$ 316
TOTAL	$ 13,579

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

The Fund has retained cash in an amount that is necessary to discharge any unpaid claims and obligations of the Fund. The Fund expects to complete the payment of all unpaid claims and obligations in the third quarter of 2020.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Transfer Agent - $1,167 Printing - $316

(iv)	Total expenses (sum of lines (i)-(iii) above): $1,483

(b)	How were those expenses allocated? Expenses incurred in connection with the liquidation were allocated to the Fund.

(c)	Who paid those expenses? Expenses incurred in connection with the liquidation were paid or will be paid by the Fund or the Advisor and reimbursed by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
The names of the surviving portfolios are as follows:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CC Real Estate Income Fund-T, (ii) he is the Chief Executive Officer, President, Chief Financial Officer and Treasurer of CC Real Estate Income Fund-T, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

October 23, 2020	/s/ Frank V. Saracino
Frank V. Saracino
Chief Executive Officer, President, Chief Financial Officer and Treasurer